# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CONCENTRA GROUP HOLDINGS PAR, CIK 0002014596
CUSIP: 20603L102
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: CO SELECT MEDICAL CORPORATION, 4714 GETTYSBURG RD., P.O. BOX 2034, MECHANICSBURG, Pennsylvania (PA), 17055
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000080255-24-001561
Filed by CIK 0000080255

## Reporting persons
- T. Rowe Price Associates, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 16,684,137; shared voting power 0; sole dispositive power 16,843,370; shared dispositive power 0; aggregate amount beneficially owned 16,843,425 (13.1% of the class)

## Item 1. Issuer
Name of issuer: CONCENTRA GROUP HOLDINGS PAR
Address of issuer's principal executive offices: CO SELECT MEDICAL CORPORATION, 4714 GETTYSBURG RD., P.O. BOX 2034, MECHANICSBURG, PA, 17055

## Item 2. Person Filing
Name of person filing: T. Rowe Price Associates, Inc.
Address of principal business office or, if none, residence: 1307 Point Street, Baltimore, MD 21231
Citizenship: Maryland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 16843425
Percent of class: 13.1
Sole power to vote or to direct the vote: 16684137
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 16843370
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Ownership of More than Five Percent on Behalf of Another Person (1) Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by Price Associates which it also serves as investment adviser ("T. Rowe Price Funds"), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates. (2) [T. ROWE PRICE MID-CAP VALUE FUND ]: T. ROWE PRICE MID-CAP VALUE FUND, of which T. Rowe Price Associates, Inc. is the investment adviser, holds the securities reported herein in their investment portfolio managed by T. Rowe Price Associates, Inc. and such funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that they hold. T. ROWE PRICE MID-CAP VALUE FUND has an interest in 7,546,942 of the class reported herein representing 5.9% of the class.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11. T. Rowe Price Associates, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Associates is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

## Signatures
- T. Rowe Price Associates, Inc.: Ellen York, Vice President (02/17/2026)